ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED			BOND NUMBER

SA Funds Investment Trust			99496106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 23, 2007	July 19, 2006 to July 19, 2007	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  SA U.S. Fixed Income Fund

•                  SA Emerging Markets Fund

•                  SA Real Estate Securities Fund, each a series of:

SA Funds Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

SA Funds Investment Trust		99496106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 5, 2006	July 19, 2006 to July 19, 2007	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October  5, 2006, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$1,900,000
Insuring Agreement C-	ON PREMISES	$1,900,000
Insuring Agreement D-	IN TRANSIT	$1,900,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,900,000
Insuring Agreement F-	SECURITIES	$1,900,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,900,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$Not Covered
Insuring Agreement J-	COMPUTER SECURITY	$1,900,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.